ASTRALABS

Access ownership in 1000's of companies with one investment

PITCH VIDEO INVESTOR PANEL


INVEST ALONGSIDE ANGELS & VC'S IN A DIVERSE $100M+ STARTUP PORTFOLIO
ASTRALABS is creating a new standard for investors and startups globally.

astralabs.com Austin TX

Infrastructure | Software | Technology | B2B | B2C

OVERVIEW UPDATES 17 WHAT PEOPLE SAY 441 ASK QUESTION 97

Highlights

1. We're launching, acquiring, and scaling a diverse startup portfolio of 1,000+ startups to success.
2. $5.5M invested from execs from Goldman Sachs, Credit Suisse, YGC, JV, Sputnik, YC & Polymath.
3. Ranked in the Top 50 Startups by G-Startups Worldwide (judges included Tim Draper and Sequoia)
4. Accelerator ranked Top 25 Accelerators Globally & Top 500 Venture Investors by Crunchbase.

Our Team



Andrew Ryan Founder & CEO @ ASTRALABS

4X Startup Founder w/3 Exits. Helped Startups Raise $300M+ in Last 5 years. Built Top 100 App w/ 500,000+ downloads. 15+ years of Fundraising, Angel Investing, Boards, and Lobbying experience. Previous Missile Defense Engineer & Army Veteran.

As serial entrepreneurs, we know how difficult it is to build a startup outside the Valley, so we made it our goal to increase access to capital and mentorship to founders of all backgrounds. It's not mission accomplished yet but we're in over 35+ countries and bridging the gap like never seen before, and at ASTRALABS we take it one step further.



Nihar Patel General Partner @ ASTRALABS

8+ yrs in PE, VC, and FinServ w/ 7+ yrs as Angel Investor. Advised 100+ Startups through Due Diligence, Closings, and Acquisitions. Contributor and published with MotleyFool, SeekingAlpha, and other publications as well as journals.



Travis Brodeen Board Director @ ASTRALABS

20+ yrs Technologist & Chief Technology Officer. Cofounded 7 Startups w/ 3 Exits & 1 IPO. Raised $20M+ in VC, Assisted Startups in 200M+ in Raises. Built #21 Fastest Growth Company in America #1 in Austin (Inc 500).

Now You Can Own Your Piece Of A Diverse Startup Portfolio With Experienced Investors

Why build your own startup portfolio when you can invest in professional investors and entrepreneurs that have built and sold companies?

Introducing: 'The Venture Studio' That Grew Our Portfolio Startups' Revenue >300% YoY

ASTRALABS is a coalition of hundreds of top startup founders, expert mentors, and investors around the globe focused on rebuilding the world post-COVID-19.

We are setting a new standard in the ecosystem by making funding, growth, and innovation accessible for every entrepreneur in the new remote economy.

We **build, launch, acquire, and scale startups**, then if we see more immediate value in exiting a line of business we may pursue that option or we may continue generating cash and building up new lines of business and through that we aim to become a public Berkshire Hathaway for startups, wherein Berkshire has a long history of wholly acquiring companies to add to revenue and then sells them off when it feels that cash be used more effectively in other revenue generating activities.


$4M+ in funding raised from investors and execs from Goldman Sachs, Credit Suisse, Yeoman Capital, JadeValue Fund, Sputnik, Youbi Capital & Polymath Capital.
$100M+ in warrant portfolio-to-date via our accelerator with multiple startup exits.
Revenue growth of >300%+ from 2019 to


Multiple positive exits for portfolio companies in 2020 via our accelerator, and we expect to announce more in 2021 as we continue to grow.
ASTRALABS

Join Professional Investors On An Unrivalled Quest

Your typical startup incubator invests capital and expertise in idea-stage businesses in exchange for a small amount of equity, while accelerators operate in a similar way for post-launch or post-MVP companies.

Not ASTRALABS.

You see, while we operate as an accelerator, we also aim to be a kind of Venture Studio.

Meaning we build wholly-owned startups from the ground up and may even acquire our best accelerator startups.

Having decades of entrepreneurial experience ourselves, we know what founders need and the roadblocks they face.

Because of this *we don't fund startups as investors, we found or acquire startups.*

We have a step-by-step playbook to recruit top-talent and engineer startups to succeed with the right balance of resources.

We are not direct investors, we're portfolio partners via an ecosystem of products, services, and mentors from launch to exit/IPO/acquisition (potentially even by us).

Our eggs are never in one basket because our vertical focus is the startup ecosystem itself - thus so long as businesses exist, there will be a demand for us.

It's a big vision, we know - but we also know what we're doing.

This is the time to do it. And we can do it together. Join us on our mission!

A New Take on the Traditional Model

Even though we may not operate like other accelerators with direct investment as our primary focus, does not mean that we are not participating in the traditional investment space, though true to form we bring our own innovative approach instead of following tradition.

Via our wholly-owned fund management company Journey Venture Partners we can create external funds where the carry that other VC funds earn goes ASTRALABS. But instead of a vanilla VC fund, we are planning on creating ready-to-invest portfolios of multiple early stage startups that investors can jump in on and get the investment diversity that is a key to success at early stage investing.

You might be familiar with the concept of indexing in the regular stock market, or buying a ETF or mutual fund to diversify the risk. These ready-to-invest portfolios, created via Special Purpose Vehicles, follow a similar logic. Of course these are already highly risky assets so you are not removing the risk altogether, but the data points to the reality that with the earliest companies, you're better off going broad, i.e. investing in more companies, than going deep, i.e. investing a lot in one company.

Journey Venture Partners will offer a ready-to-invest slate of companies that have been through or are going through the Newchip Accelerator, and that gives a level of access to information that is not common in the venture space. Our Newchip Accelerator team works with these companies over six months and many hours as the founders of these companies go through a very specific curriculum and series of actions. While we invest in companies that traditionally fall into the angel-space, since they generate superior returns over time, our structured approach means we take a VC level of time and thoroughness to our due diligence process.

Operating at the very early stages of the startup lifecycle, Journey Venture Partners also has the option of being innovative in its exits. While traditionally, an acquisition or IPO is the path to exit, it is also possible for another investor to buy out your stake in a private transaction. While this may not be the most common approach, it is a possibility and one that we will explore if it makes sense to maximize value. At ASTRALABS and Journey Venture Partners, we are focused on being as efficient as possible with our capital deployment.

Capital Efficiency

Imagine the following scenario: (1) a company that is worth $1M, (2) that company becomes worth $3M after 2 years, (3) the next $1M growth will take another 2 years, (4) you have the opportunity to buy 3 more companies at $1M a piece by selling the $3M company and each new company will each grow $1M in 1 year. The most efficient approach here is to sell your existing company and buy the three smaller ones with higher growth potential. Obviously, this is very simple and we are ignoring fees, time to do all of this, and the risk of no growth, but there are scenarios where once you factor all that in it makes sense to cash out and reinvest in something else. A nice name for this concept is "bang for your buck."

Astralabs will seek to grow startups under its umbrella, but if it makes sense to sell after that rapid growth and look at other opportunities it will so that it is always maximizing the value over time of its capital. Journey Venture Partners seeks to do the same thing where possible by finding investors interested in buying out its positions so rather than waiting for a liquidity event it generates ones.



Joshua Lawton-Belous

3X Exits | Published contributor in select publications including Forbes.com | Consulted at DARPA and IARPA

Since I first invested in early 2017, I have watched Ryan build his team and evolve this unprofitable early stage startup into a **cash producing juggernaut** by following his belief that entrepreneurs deserve a better support and preparation ecosystem, while at the same time investors of all sizes wanted to expand their startup investments beyond their local geographic borders.

The market proved that Ryan's belief is spot on. As ASTRALABS grew and met milestones I continued to invest because I believe that the best startup investments are follow on investments in winners. Furthermore, **the diversification** that the different business lines provide for ASTRALABS is essentially allowing me to divide the risk, inherent in all investments, across three different businesses all attacking entrepreneurs' and investors' significant market pain from different yet complementary angles.

MEET OUR INVESTORS

LETTER FROM THE CEO

"To all current and new prospective investors (or shareowners as we like to say),

First, I want to give a shout-out to all of our current VC's and accredited investors that have put in the blood and sweat along with us to build ASTRALABS.

And second I want to thank you for allowing us to open a limited offering on Wefunder and enabling everyday people to join in on this journey with you!

This week we open investing in ASTRALABS to the world.

We are building a platform where tens of thousands of entrepreneurs around the world will be able to come, discover their passion, and build the companies of their dreams.

With the challenges humanity faced in 2020, we find ourselves now in a remarkable new world, rife with risks but also opportunities.

It truly is Day One for a remote startup economy post-COVID 19.

Given the devastation of this last year, we have a newfound passion and drive to not just focus on America but on the entire global recovery and the impact of a borderless internet.

In 2021, we will have to make many conscious and deliberate choices as consumers, entrepreneurs, investors, and operators, some of which will be bold and unconventional.

We've seen a lot of innovation in the past ten years, where we've opened our minds to things we never would have before, like letting strangers stay in our homes with us (Airbnb) or driving us to work (Uber).

In the post-Covid world, there will be room for even greater innovations.

Hopefully, some will turn out to be winners. Certainly, some will turn out to be mistakes- and in those, we aspire to only have successful failures that we learn from.

Overall, data-driven diversification is our strategy - and we commit to always test to see what the market wants because the market drives innovation.

We invent on behalf of our customers, even when they don't yet know what they want or need and we commit ourselves to a single infrastructure focus for the startup economy.

At ASTRALABS, we want to invite you to join us on this journey, we want you to win when we win, and we want you to learn as we do when we inevitably also have successful failures.

We've seen amazing growth in 2020, but you don't reach the moon in a day- in fact, it took Americans 10 years to put a man there.

We're building a company that we hope all of us can tell our grandchildren about and that you all can say "I was one of the first to be a part of it".

This is a business of risk, however, in this raise, we hope to address those risks and prepare to be a public company focused on growth, transparency, and long-term opportunities.

We predict the next few years are going to be exciting and we hope that you make the choice to join us (or for current shareowners, double down) on this journey to the stars."

- Andrew Ryan (Rafols)
Founder & CEO of Newchip



INVEST NOW

OUR TRACTION

- 💰 Access to $200M+ in startup deal flow with multiple startups exiting in 2020 and 2021.
- 📈 Revenue growth of >300%+ from 2019 to 2020 across our product lines.
- 🚀 Multiple positive exits for alumni companies in 2020 via our accelerator, and we expect to announce more in 2021 as we continue to grow.
- 💵 $5.5M+ in funding raised from investors; including execs from Goldman Sachs, Credit Suisse, Yeoman Capital, JadeValue Fund, Sputnik, Youbi Capital & Polymath Capital.
- 🤝 Expanded to 6 continents in 2020 (we're everywhere but Antarctica ☃️) and developed 100's of VC, angel group, and corporate innovation partnerships.
- 🌎 High social impact: our accelerator graduated 150+ female and minority founders in 2020 (we're graduating them in record numbers globally!)



Michael Riepen

Extensive investment background in stocks and bonds. Financial Institution career. MBA with a dual concentration in Finance as well as Investment Management.

> It's my second investment, and I'm impressed with the growth, focus and direction of the company. The successful pivot to a virtual accelerator was uniquely timely due to Covid. Newchip had a head start on other accelerators who were unprepared for operating in a virtual environment.

WHAT IS A VENTURE STUDIO

Two of the most common questions we hear are "What is a venture studio?" and "What is its place in the startup investor ecosystem?".

First, a venture studio is a venture that aims to create multiple companies in rapid succession. This model is sometimes referred to as a startup factory or "parallel entrepreneurship" in some MBA textbooks.

Our goal is to maximize the synergy between these different companies by keeping them closely aligned so that we are maximizing overall value.

To be classified as a venture studio, there are three generally accepted industry criteria that the studio must meet:

- The resources of the venture studio are focused on creating startups from the ground up, meaning that there is a lot of time, effort, and dedication focused on working on a given project for a segmented period of time with a specific allocation of resources.
- The venture studio builds several different startup companies in rapid succession so that they are often working on multiple prototypes at the same

succession so that they are often working on multiple prototypes at the same time, sometimes even competing with each other internally to see who succeeds.

- The venture studio has an infrastructure in place that lends itself to an efficient company-building machine. The venture studio often pools its manpower, technical tools, and skills to build several projects in a year, reusing infrastructure in an efficient manner.



Human Capital
(man-hours)
START-UP'S EARLY STAGE INVESTORS
Startup
Studios
founders
PROJECT A
ROCKETINTERNET
prehype
betaworks
Accelerators
seedcamp
techstars
Y Combinator
500 STARTUPS
ANDREESSEN
HOROWITZ
Venture
Capitalists
Google ventures
SEQUOIA
BESSEMER
VENTURE PARTNERS
SVAngel
khosla ventures
SoftTech VC
Index
Ventures
union square ventures
Angels
Investors
Super Angels
10000
1000
100
10
1
Financial Capital
(k$)

Source: Thibaud Elziere, Startup Studios: The Rise of Human Capital

People often confuse Venture Studios with Incubators and Accelerators:

1. An Incubator typically receives a small amount of equity in idea stage business in exchange for capital and expertise vs. just starting it from scratch.

2. An Accelerator typically operates similar to an incubator but for post-launch or post-MVP companies - think "accelerate growth" vs "build from scratch".

While ASTRALABS operates an Accelerator, at the core, we are a Venture Studio with multiple startups under the same holding company structure.

However, we also differ in that we see ourselves as an ecosystem as opposed to a single entity - we're multiple companies vertically integrated with the same mission.



Yoav Getzler

Retired Emmy Winning TV Producer

> I like what I've seen over the last two years and think you will lead us to more growth and progress. So I'm investing again.

OUR CURRENT PORTFOLIO

Below are two of our startups from our venture studio, of which we have whole (100%) ownership, one of our investments, some examples of startups in our overall portfolio, and exits we saw in 2020:

newchip

2020 Accomplishments
- $200,000,000+ Portfolio in Equity Warrants with built-in discounts to face value ranging from 10% to 30%+
- Generated $2,800,000+ in Revenue in 2020 (300%+ YoY growth)
- 1,000+ New Startups Added to the Portfolio
- Expanded to 200+ Cities, 35+ Countries, & 6 Continents
- June Revenue: $693,000 (Goal of $1M Month Q4)

ASTRALABS Ownership: 100%
Equidam Valuation Estimate: $124,000,000
Recent Closed Round Valuation: $71M (Post-Money)
Most Recent Round Date: 04/2021 (Close Date)

Startup Portfolio Examples - Raised Funding in 2020 (100+ Not Listed)
- JinglePay, founded by Amir Fardghassemi, raised $12,000,000+
- Opkey, founded by Pankaj Goel, raised, $10,000,000+
- Sensorcomm, founded by Dr. Kamil Agi, raised $18,500,000+
- ACE Recycling, founded by Nishchay Chadha, raised $1,000,000+
- Joule Case, founded by James Wagoner, raised $2,000,000+
- Ciari Guitars, founded by Jonathan Spangler, raised $1,500,000+
- Garageskins, founded by Rick Medlen, raised $1,200,000+
- 6 Degrees, founded by Miri Berger, raised $1,000,000+
- Aktek, founded by Elliot Verreault, raised $500,000+
- AgShift, founded by Miku Jha, raised over $1,000,000+
- Santa Cruz Berries, founded by Andrea Freydell, raised $500,000+
- Simplenight, founded by Mark Halbertstein, raised over $1,500,000+
- Aiden, founded by Josh Aaron, raised over $450,000+
- Adelante Shoes, founded by Peter Saccro, raised over $800,000+
- Safedeploy, founded by Volker Dahm, raised over $1,500,000+

Startup Portfolio Examples - Acquisitions & Exits in 2020 (More in Due Diligence)
- Wemlo, founded by Steven Galley, acquired by Re/Max Holdings
- Organic Candy Factory, founded by Piper Cochrane, acquired by Vertical Wellness
- Absorbits, founded by Elliot Harris, took on a majority private equity stake
- VZ Games, founded by Kristaps Vaivods, closing an acquisition

+ Numerous Others Currently in Due Diligence


Newchip Accelerator Testimonials
from Newchip
newchip
What Our Graduates Have to Say
03:09
vimeo

JOURNEY
VENTURE PARTNERS

- ASTRALABS Ownership: 100%
- Venture Fund Management Company
- Planning on launching first ready-to-invest portfolio featuring Newchip Accelerator Alumni by Q4 2021
- Has access to massive deal flow and incredible access to founders and startups via the Newchip Accelerator

sofos

2020 Accomplishments
- $48,000 in Sales in First 90 Days Post-Launch
- Over 265+ Active & 500+ Lifetime Clients
- Exited Beta for Launch in Q4 of 2020
- June Revenue: $100,000+/MRR ($1M YR RR)

ASTRALABS Ownership Percent: 100%
Equidam Valuation Estimate: $8,500,000
Recent Closed Round Valuation: NA / Venture Studio
Most Recent Round Date: NA/Venture Studio




Sofos.AI Highlights
from Newchip
01:11

KINGSCROWD

2020 Accomplishments
-Hit $1,000,000 Annual Recurring Revenue
-20X'd Revenue Growth from Prior Year
-Partnered with Auburn & Univ of Michigan
-Raised $1,000,000 for Seed Round

ASTRALABS Ownership Percent: 4%
-Warrant Option to purchase additional 5% at discount (prior valuation)
Recent Closed Round Valuation: $45,000,000
Most Recent Round Date: 03/2021


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THE ROADMAP

Once you become an investor, you'll get a monthly update with our results, information on the smaller goals that lead into larger yearly goals, and our stretch goals and initiatives that we really believe are going to rock the world through 2023.

2020

- Grow Newchip Accelerator to Profitability
- Launch Sofos Brand as Venture Studio Startup
- Source 2 new M&A opportunities for portfolio
- Acquire >$100M in Portfolio Equity Warrants
- Start new Financing Round for Growth in 2021

2021*

- Scale Newchip Accelerator by 100% to >$6M Revenue
- Acquire Additional >$100M+ in Portfolio Equity
- Grow Sofos revenue lines to $100K MRR/$1.2M ARR
- Acquire 1 to 2 Vertically Integrated Business Lines
- Invest Profits in Top Performing Portfolio Startups
- Raise up to $20M Total Funding for Portfolio Growth

2022*

- List on a Public Market such as the OTC/OTCQX Market
- Scale 2020's Acquired Business Units to Profitability
- Acquire 1 to 2 New Vertically Integrated Business Lines
- Raise Additional Funds for Investment into Portfolio

* Forward-looking statements that cannot be guaranteed. Due to Reg CF's Forward-Looking Statements requirements, confidentiality to some of the plans we have from the competition, and our desire to be conservative, these are our top public/Reg CF goals, however, please see the disclosures at the bottom in regard to forward-looking statements.
* We have not listed all of our projects or the potential acquisitions that we're pursuing due to confidentiality as well as stealth development/pre-market launch of new startups

launch of new startups.



Stephen Gellatly

serial angel investor | take chances, be kind, work hard & be rewarded

> With such heavyweights in the leadership team this was an opportunity that I simply couldn't miss....

THE OPPORTUNITY

ASTRALABS is the new brand and parent company of the Newchip Accelerator.

Newchip is the #1 remote accelerator (measured by companies joining in a year) grew to international acclaim and became a world-recognized brand during COVID-19. ASTRALABS also is the parent company of both Sofos.ai and Journey Venture Partners.

This is a public opportunity for our network of investors to join.

We intend to use the funds to continue technology development, marketing, advertising, and revenue-generating activities allowing us to grow current and future revenue streams.

We plan to spend the remainder of funds on expanding our portfolio of wholly-owned startups with a focus on building and or acquiring startups that we can take to profitability and grow, utilizing our unique resources within 6-12 months.

- You'll receive direct equity (shares) priced @ $3.20 per share.

ASTRALABS provides a different investment opportunity from every other company raising via Equity Crowdfunding. With ASTRALABS, instead of putting all of your eggs into one basket, you get exposure to the hundreds of startups in which we take positions.



Theoretical Portfolio Value if all Warrants Exercised upon Receipt
$800,000,000.00
$700,000,000.00
$600,000,000.00
$500,000,000.00
$400,000,000.00
$300,000,000.00
$200,000,000.00
$100,000,000.00
$0.00
Builtin Initial Gain: $124,081,425.00
Total Value: $699,331,425
Cumulative Exercise Value of Warrants: $575,250,000.00
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Cumulative Basis of Warrants
Cumulative Warrant Portfolio Value (not FMV)

***The chart above shows the growth of the warrant portfolio based on the exercise*

value, the blue, and the built-in gain we have on each of those warrants based on our discount, the red. This is a theoretical access to investment number, not a fair market valuation of the warrants. Up until June 2021 we base it on the companies that actually joined the Accelerator, after June 2021 we assume flat growth in the number of companies joining per year. We based all months after June 2021 on June 2021's company count of 105. This chart is not supposed to indicate any sort of return or profitability, but is designed to illustrate the sheer volume and magnitude of investments we have access too. The chart assumes no growth in the value of the companies underlying the warrants, nor any liquidations or transfers. Note that we expect the majority of the warrants to expire worthless without any exercise. The fair market value of these warrant securities are near zero at inception.



Joshua Stout

Senior Healthcare Market Analyst

> The team's track record of successful exits in the past as well as the opportunity to increase exposure to numerous startups through this model is very enticing. Hoping for a successful future with Astralabs!

INVEST WITH US

WHY INVEST IN US

When you invest in ASTRALABS, you are investing in a company that owns multiple diversified, cash-generating business units and investments, each with asset protection and significant opportunity of de-risked upside built into our overall business model.

The core of which comes from fee for service and software packages in addition to taking options to purchase stock (warrants or options for equity - we call these equity warrants) in the startups we work with to help them fundraise and grow in our portfolio.

This has resulted in a diversified warrant portfolio of over $200M+ if all warrants were exercised, across 20+ verticals, 200+ cities, and 35+ countries; of which ASTRALABS investors benefit from, on day one.

One of the greatest values of our model is our ability to cross-sell across our portfolio companies which results in decreased marketing costs, increased customer life-time-value, and continuity of relationship and service for the over 1,000+ startups we have worked with.

However, we believe the most important reason for investing in us is because you believe in our mission and vision to breakdown barriers to entrepreneurship and investing in VC.

We believe that entrepreneurs have the potential to improve the quality of life for billions of people globally post-COVID-19 and we're going to lead the charge.

Want to learn more? Learn why 1,500+ investors believe in us below!



Allen Arcibal

I work in the healthcare industry but have a background in finance. Many years later, I've been taking a stab at investing.

> Just watched the update. Happy to see where the company is going. It's an easy decision to invest more into the company!

MEET OUR INVESTORS

WHY CROWDFUNDING

Why not crowdfunding? We were there when the JOBS Acts was signed into law and we've been a part of the mission that has been equity crowdfunding since 2016.

We have VCs and professional angel investors around the world backing us to solidify and bring confidence to public investors but the why is separate.

We originally started Newchip as a platform for everyday investors to invest in startups, and from Day One we have focused on building something meant to be owned by the people that we bring the most value to; investors and entrepreneurs.

So yes, we want you to be a part of the journey with us and bring forward a different future in technology and startups!


Expanded to 6 continents in 2020 (we're everywhere but Antarctica) and developed 100's of VC, angel group, and corporate innovation partnerships.
High social impact: our accelerator graduated 150+ female and minority founders in 2020 and in fact, we're graduating them in record numbers globally.
ASTRALABS



Desiree Robertson

Information Technology Professional & Investor



ASTRALABS is a game changer in the startup world!

OUR CORE PRINCIPLES

Amazon truly is the great startup of our generation and potentially the next generation as well. That is why we've built ASTRALABS around Anderson's 14 Growth Principles of Jeff Bezos. We believe that by setting a foundation similar to what built a trillion-dollar company, we can build not just a global infrastructure, but a global culture as well.

Read more about our vision and principles in our updates below:

UPDATES FROM OUR CEO



William Richard Jeffries, V

My name is William Richard Jeffries, V and I feel honored in being a WeFunder Investor! I look forward to meeting others here on WeFunder!

Hey Ryan and Travis!!! I am so excited to be investing in a company that is centered on integrity, trust and growth. I know that with an abundant foundation, all things are possible and I look forward to the generous unfolding of Newchip. — William Richard Jeffries, V

HOW DO YOU MAKE MONEY

ASTRALABS makes money through its operating subsidiaries that earn revenue for their various products and services.

One of the important questions when it comes to our Venture Studio model is how we make returns aside from revenue. The answer is "equity" and in our case, "equity warrants".

Equity is incredibly valuable to startup companies, particularly given the potential for massive returns with the success of even one product prototype.

Take for example a single warrant or option to invest up to $250k into a startup valued at $5M dollars.

That option, if exercised, is worth 5% of that startup. Now if you exercise it immediately, there is no immediate benefit and you take the same risk as other investors.

However, if you wait until the startup is worth $25M to exercise, your 5% warrant for $250k is now worth 5x more ($25M divided by $5M = multiple of

value warrant is worth)

That warrant is now worth exercising as you're making an immediate portfolio return, but there are many other ways to generate immediate value from the success of our client startups such as selling the warrant off to an interested investor.

We've taken this to scale with hundreds of startups in our portfolio and overtime these portfolio companies may increase in value and eventually exit, providing returns.

The equity warrants allow us the time we need to see who ends up winning, and at that time we can decide how to proceed with the equity warrant.

When you invest in Berkshire Hathaway, you are investing in Warren Buffet and the entire portfolio that he curates and manages, in addition to all the companies that Berkshire owns and operates. The warrants present a strong opportunity for additional value, but the focus of the business is our operating lines of revenue. We have no intention of acting as an investment company.

With Journey Venture Partners, we will be creating the ready-to-invest portfolios from our Accelerator companies, and the carry will go to the company so we can benefit from the growth of our companies without being direct investors. Astralabs shareholders can benefit from our operating companies, and our robust deal flow through our warrants and Journey Venture Partners.

Our goal is to eventually go public. That would allow liquidity for investors and a publically traded investment asset that is focused on early-stage startups.

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10K
FOOT PROCESS OVERVIEW
ASTRALABS
PARENT COMPANY
01 WHEN STARTUPS ARE ACCEPTED TO ACCELERATOR, AND JOIN THEY INITIALLY JOIN OUR ACCEL DIVISION
03 WE STREAMLINE BACKEND OPERATIONS AND EXECUTIVE STRATEGY FROM THE PARENT COMPANY LEVEL TO INCREASE MARGINS OF ALL SUBORDINATE UNITS
06 DUE TO OUR MODEL, WE'RE ABLE TO CONTINUE TO WORK WITH OUR STARTUP PORTFOLIO IN ADDITIONAL PROGRAMS AS THEY GROW IN STAGE AS WELL AS OFFER THEM PRODUCTS FROM OUR PORTFOLIO
STARTUP
VENTURE STUDIO DIVISION
ACCEL GRAD
05 WHEN OUR STARTUPS GRADUATE AND RAISE FUNDING, WE ARE ABLE TO CONTINUE TO MONETIZE THE RELATIONSHIP VIA OUR OWN WHOLLY OWNED STARTUPS, LOWERING THE CAC COST AND MAXIMIZING LTV
STARTUP BUILDS
2 PER YR
OUR GOAL IS TO INTERNALLY BUILD, RECRUIT TALENT FOR, AND GROW, UP TO 2 STARTUPS PER YEAR
02 STARTUPS ARE REVIEWED AS A FIT OUR VERTICAL INTEGRATION STRATEGY (WE COULD MONETIZE THEM AT SCALE AS PART OF OUR PORTFOLIO AND LOWER ACQUISITION/MARKETING COST)
ACQUISITION GOALS
2 PER YR
OUR GOAL IS TO ACQUIRE UP TO 2 STARTUPS PER YR DIRECTLY FROM OUR STARTUP PORTFOLIO TO MAXIMIZE OUR LTV AND MARKETING EXPENSES
04 WE DOUBLE DOWN ON THE BEST STARTUPS IN THE PORFOLIO, INVESTING IN THE TOP WARRANT COMPANIES WHEN THERE IS A DIRECT ROI (2X OR MORE IMMEDIATE STOCK ROI)
ACCELERATOR DIVISION
ACCELERATOR CLIENTS 1,000+
STARTUP PORTFOLIO $100M+
INVESTMENTS DIVISION



Kyle Okimoto

Founder, Market Junctions. We help companies ignite authentic movements with passion and clear direction.

Guys, I am fascinated by this space. We could not do this at ML or ETF...very exciting. Happy to help.

INVESTMENT RETURNS

Instead of putting all of your eggs into one basket, with ASTRALABS, you'll get **exposure to the hundreds of startups in which we take positions.**

ASTRALABS is the new brand and parent company of the Newchip Accelerator.

Newchip is the #1 remote accelerator (measured by throughput) that grew to international acclaim and became a world-recognized brand during COVID-19. ASTRALABS also is the parent company of both Sofos.ai and Journey Venture Partners.

This is the public opportunity for our network of investors to join.

We intend to use the funds to continue technology development, marketing, advertising, and revenue-generating activities allowing us to grow current and future revenue streams.

We plan to spend the remainder of funds on expanding our portfolio of startups with a focus on building and or acquiring startups that we can take to profitability and grow, utilizing our unique resources within 6-12 months.

ASTRALABS provides a different investment opportunity from every other company raising via Equity Crowdfunding.

INVEST NOW

Not Sure Whether You Want to Invest?

If you're unsure whether we're the right fit for you, do check out our 'Ask a question' - page. With 50+ Q&A, we've likely already answered your questions- and if not - just ask!

GOT QUESTIONS? ASK HERE

Laurie Cercone Angel Investor



> I was one of the first investors in Newchip. What resonated with me was the experience and caliber of the founding team. Ryan is not only extremely dedicated to the success of Newchip, he brought on a co-founder, Travis Brodeen, who successfully scaled similar software and tech companies, including one of the largest and fastest to scale here in Austin. During the past year, Ryan has expanded his team to high caliber individuals whom have experience scaling similar ventures and I am confident that the team will execute the goals and milestones they have planned for the future.

ADDITIONAL DISCLAIMERS

*FORWARD-LOOKING STATEMENTS: THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT", "GOALS", AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE THE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO THE RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

NOT AN INVESTMENT VEHICLE OR INVESTMENT COMPANY: WHILE ASTRALABS MAY MAKE INVESTMENTS, IT IS NOT WHOLLY AN INVESTMENT VEHICLE, VENTURE CAPITAL FUND, HEDGE FUND, SPECIAL PURPOSE VEHICLE, OR OTHER POOLED INVESTMENT VEHICLE. THE MAJORITY OF FUNDS RAISED AND REVENUES MAY GO TOWARD OPERATIONS OF THE BUSINESSES, EXPANSION OF NEW REVENUE LINES OR NEW VENTURE STUDIO PROJECTS, IN ADDITION TO POTENTIAL ACQUISITIONS THAT MANAGEMENT BELIEVES WOULD VERTICALLY SERVE AND EXPAND THE POTENTIAL AND SERVICES OF THE GROUP OF ENTERPRISES & OTHER USES PER THE USE OF FUNDS AND OR TO THE NEEDS OF EACH SUBSIDIARY.

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